UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           Schedule 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No.      )*


                     LAUREATE EDUCATION, INC.
     _______________________________________________________
                         (Name of Issuer)


                           COMMON STOCK
     _______________________________________________________
                  (Title of Class of Securities)

                              518613104
     _______________________________________________________
                          (CUSIP Number)

                         Henry H. Hopkins
                  T. Rowe Price Associates, Inc.
                100 East Pratt Street - 8th Floor
                    Baltimore, Maryland 21202
                           410-345-6640
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           March 2, 2007
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule  13D,  and is filing this schedule because  of  Sections
240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the  following box. X

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 518613104
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   NOT APPLICABLE
     (b)   NOT APPLICABLE


3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*

     OTHER

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER            844,000
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER     4,233,402
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,233,402

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1%

14   TYPE OF REPORTING PERSON*

     1A
                *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.   Security and Issuer.

           This Statement relates to shares of common stock  (the
Common  Stock)of  Laureate Education,  Inc.  (the  Issuer).   The
Issuers  principal executive offices are located  at  1001  Fleet
Street, Baltimore, Maryland 21202.

Item 2.   Identity and Background.

          (a) - (c), (f) This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the Adviser), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies (the Funds) registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the Accounts).

          Attached as Schedule A hereto and incorporated herein by reference is a table setting forth officers and directors of the Adviser and the business address, principal occupation and citizenship of each such person. The Advisor is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a public corporation.

          (d) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

            The 4,233,402 shares of Common Stock heretofore acquired on behalf of Funds and Accounts managed by the Adviser on a discretionary basis were acquired for the aggregate purchase price of $149,980,845.43 including brokerage commissions, using the cash reserves of the respective Funds and Accounts.


Item 4.   Purpose of the Transaction.

      On behalf of the Funds and the Accounts, the Adviser acquired and continues to hold the shares of Common Stock for investment purposes. However, in order to protect the best interests of the Funds and Accounts, the Adviser may consider alternative courses of action which may be available in light of the Issuers recent announcement to accept a buyout proposal of $60.50 per share from a group of investors, led by the Issuers Chairman and Chief Executive Officer, Douglas Becker (the Proposed Transaction).

      Accordingly, the Adviser intends to communicate with the Issuers Board of Directors, management, other shareholders, or any other interested persons to oppose the Proposed Transaction and determine what alternative courses of action may better serve the interests of the Funds and Accounts. To that end, on March 2, 2007, the Adviser sent a letter (attached as Exhibit 1) to the Board of Directors of the Issuer expressing its dissatisfaction with the consideration being offered public shareholders in the Proposed Transaction and outlining a number of factors which the Board should consider in re-evaluating the buyout consideration. The letter urges the Board to reconsider its approval of the Proposed Transaction and states that the Adviser will not support the Proposed Transaction as, in its view, the buyout consideration does not adequately reflect the value of the Issuers current franchise and growth prospects.

       Except  as  specifically  set forth  herein,  neither  the
Adviser nor any of the persons listed on Schedule A has any present plans or proposals which relate or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D. Adviser intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer, the press and other relevant parties concerning the Proposed Transaction and potentially concerning other matters with respect to the Advisers investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the status of the Proposed Transaction and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Issuers financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, the market price of the Shares, the availability of other investment opportunities, conditions in the securities market and general economic and industry conditions, the Adviser may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares, selling some or all of the Shares, or changing its intentions with respect to any and all matters referred to in
Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) The Adviser has investment discretion with respect to each of the Accounts and the Funds and the investment decisions with respect to each Account or Fund are made separately. By virtue of its authority to dispose or direct the disposition of the shares of Common Stock owned by or on behalf of the Accounts and Funds, the Adviser may be deemed to beneficially own, within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, all such shares, or an aggregate of 4,233,402 shares or 8.1% of the shares of Common Stock outstanding (see paragraph (b) of this Item 5). Each Account and Fund may terminate the grant of discretionary authority to the Adviser at any time. As of the date hereof, an aggregate of 439,500 shares of Common Stock of the 51,855,000 shares of Common Stock issued and outstanding as of January 28, 2007 (according to the Agreement and Plan of Merger filed with the Issuers Form 8-K on that date) are held by private Accounts managed by the Adviser. Six Funds managed and serviced by the Adviser and its affiliates (the Adviser-sponsored Funds) hold 3,335,802 shares of Common Stock, and the remaining 458,100 shares of Common Stock are held by seven Funds sponsored by other financial institutions that have appointed the Adviser as subadviser (the Subadvised Funds).

          (b) The Adviser has sole power to vote or direct the vote of Accounts and Subadvised Funds holding an aggregate of 844,000 shares of Common Stock. Each Adviser-sponsored Fund votes or directs the vote of the shares of Common Stock owned by it and the Adviser has no authority to vote any such shares; but the personnel making the decision with respect to the voting of shares owned by each Fund are also officers or employees of the Adviser.

As discretionary adviser to the Accounts and the Funds, the Adviser has the authority to dispose or to direct the disposition of all shares of Common Stock in the portfolio of each such Account or Fund. Such authority is subject, in the case of both the Accounts and the Funds, to each clients right to terminate the advisory relationship and revoke the discretionary authority, and, in the case of the Funds, to the general supervision of each Funds Board of Directors or Trustees.

          (c) The purchases and sales executed within the last 60 days are shown below, along with the trade date, number of shares, and the price per share.

     Trans Code  Number of Shares   Price per Share    Trade Date

          S              5,000          $51.1200       01/16/2007
          B                200           51.6050       01/18/2007
          S              3,600           53.5760       01/24/2007
          S                600           60.0767       02/02/2007
          B                500           60.0075       02/06/2007
          B                200           59.5855       02/14/2007
          B                400           59.7500       02/15/2007
          S                900           59.9215       02/16/2007
          B              2,000           59.5476       02/20/2007

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network.

          (d) The Adviser does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Accounts custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common Stock is vested in each Account.

          With respect to the shares of Common Stock owned by the Funds, the Funds custodians, as appointed by the Funds Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares on behalf of the Funds. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to Be Filed as Exhibits.

           1.   Letter  dated  March 2,  2007  to  the  Board  of
Directors of Laureate Education, Inc.


                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Dated:  March 2, 2007


        T. ROWE PRICE ASSOCIATES, INC.



        By:  /s/ John R. Gilner
             John R. Gilner, Vice President
             and Chief Compliance Officer









                            SCHEDULE A


DIRECTORS AND OFFICERS - T. ROWE PRICE ASSOCIATES, INC.

Listed below are the directors of T. Rowe Price Associates, Inc.(with their respective officerships noted), all of whom are citizens of the U.S.A. The principal occupation of each of the directors is as an employee of T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.



James A.C. Kennedy, Director & President

Edward C. Bernard, Director & Vice President

Mary J. Miller, Director & Vice President

Brian C. Rogers, Director & Chief Investment Officer


Listed below is a director of T. Rowe Price Associates, Inc. who is a citizen of England. The principal occupation of said director is as an employee of T. Rowe Price Associates, Inc. and his business address is 60 Queen Victoria Street, London, EC4N4TZ
England.

            David J. L. Warren, Director

Listed below are certain other officers of T. Rowe Price Associates, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the officers is as an employee of
T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.

     Kenneth V. Moreland, Chief Financial Officer

     John R. Gilner, Chief Compliance Officer

     Joseph Paul Croteau, Treasurer & Controller

     Barbara A. Van Horn, Secretary

     In addition, approximately 325 employees of T. Rowe Price
Associates, Inc. are Vice Presidents of the firm.


March 2, 2007

                              Exhibit 1


March 2, 2007

Ms. Isabel Aguilera
Mr. Douglas L. Becker
Mr. Wolf H. Hengst
Mr. R. Christopher Hoehn-Saric
Mr. James H. McGuire
Mr. John A.  Miller
Mr. R. William Pollock
Mr. Richard W. Riley
Mr. David A. Wilson

Board of Directors
Laureate Education, Inc.
1001 Fleet Street
Baltimore, MD 21202

Ladies and Gentlemen:

We are writing on behalf of our advisory clients, who are shareholders of Laureate Education, Inc. (LAUR), to express our opposition to the recently proposed going-private transaction involving LAUR. T. Rowe Price Associates, Inc. (T. Rowe Price) is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940 with discretionary authority over the securities holdings of our clients, including the T. Rowe Price mutual funds. Our mutual funds and other clients hold over 4.2 million shares, representing more than 8% of Laureates outstanding common stock as of December 31, 2006. We have been long-term shareholders of LAUR, having held LAUR (or its predecessor) in a variety of client accounts since 1995.

As you are aware LAURs Chairman and CEO, Doug Becker, together with a group of private equity firms, have proposed to take LAUR private in a cash transaction for $60.50 per share. We believe the proposed offer price is significantly below the true long-term value of the company and urge the board to reconsider its acceptance of the offer. T. Rowe Price intends to vote against the proposed transaction as, in our opinion, it is not in our clients best interests. We prefer to see LAUR continue to operate as a public company so that all existing shareholders can benefit from LAURs excellent long-term growth prospects.

It is our opinion that the long-term fair value of LAURs business is significantly above the proposed buyout price. We believe LAUR possesses the best-in-class assets and growth prospects in the for-profit education sector. LAUR owns a unique global network of campus-based and online universities operating in Latin America, Europe, and Asia with plans to enter many additional high growth countries in the next several years. The majority of Wall Street analysts forecast that LAUR will have the fastest earnings growth of any of the publicly-owned for-profit education companies with estimated growth of 25% per year over the next 3-5 years and at least 15-20% growth thereafter. Despite these superior growth prospects, the proposed $60.50 buyout price values LAUR at 24 times consensus 2007 EPS estimates, which is lower than the U.S. for-profit post-secondary education multiple of 25 times 2007 estimated EPS.

LAUR management itself has publicly confirmed a projection of $5.00 per share in earnings by 2010. This projection implies a near doubling in LAURs stock price to $110 per share over the next three years even if the stocks 2007 price earnings multiple prior to the announcement of the proposed transaction is simply maintained. Thus, we believe the proposed offer price of $60.50 is unfair to current shareholders because it does not take into consideration this future growth potential and only represents a modest premium to the prevailing market price.

In our opinion, LAURs Special Committee of independent directors and the full board itself have not lived up to their responsibilities to LAURs public shareholders by accepting this offer which fails to reflect the growth opportunities which LAUR has in place for years to come. Isnt the Boards role to focus on and assess the long-term value of the company? Relying on fairness opinions from Wall Street investment banking firms is not an adequate reason to justify this offer either, in our opinion.

We have serious concerns with how the buyout process was conducted, including defects in the bidding process, shortcomings in the buyout agreement itself, the collaboration of 10 private equity firms in the transaction, and the conflict of interest brought about by the participation in the transaction of LAURs Chairman and CEO. Our reservations about the deal process and the inherent conflicts also raise issues as to overall fairness to LAUR shareholders. Our main point is that this acquisition agreement is not in the best long-term interests of our clients and other LAUR public shareholders as it does not nearly reflect
the   value  of  the  companys  current  franchise  and   growth
prospects. We plan to vote against the proposed acquisition and urge you to reconsider your approval of this transaction.

We would welcome the opportunity to further discuss our views with you.

Sincerely,



John H. Laporte     Brian W. H. Berghuis